Mail Stop 3010

December 24, 2009

Mr. Gregory E. Crissman
Chief Executive Officer
USA Real Estate Investment Trust
641 Fulton Avenue, Suite 200
Sacramento, CA 95825

      Re: USA Real Estate Investment Trust
              Form 10-K for the year ended December 31, 2008
              File No. 0-16508

Dear Mr. Crissman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Daniel L. Gordon
      Branch Chief